--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                    NATIONAL CONVENIENCE STORES INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                           SHAMROCK ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF

                             DIAMOND SHAMROCK, INC.
                                    (BIDDER)

    COMMON STOCK, $.01 PAR VALUE PER SHARE                 CUSIP NO. 635570500
       (INCLUDING THE ASSOCIATED RIGHTS             (WITH RESPECT TO THE COMMON STOCK)
         TO PURCHASE PREFERRED STOCK)                      CUSIP NO. 635570112
      WARRANTS TO PURCHASE COMMON STOCK               (WITH RESPECT TO THE WARRANTS)
        (TITLE OF CLASS OF SECURITIES)            (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                           TIMOTHY J. FRETTHOLD, ESQ.
                             DIAMOND SHAMROCK, INC.
                              9830 COLONNADE BLVD.
                            SAN ANTONIO, TEXAS 78230
                                 (210) 641-6800

                                    COPY TO:

                            ROBERT A. PROFUSEK, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDER)

                            ------------------------

                           CALCULATION OF FILING FEE

---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
           TRANSACTION VALUATION(1)                       AMOUNT OF FILING FEE(2)
---------------------------------------------------------------------------------------------
                 $197,849,405                                     $39,570
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

1. For purposes of calculating the amount of the filing fee only. The amount assumes the purchase of (i) all of the 6,865,389 (assuming the exercise of all outstanding stock options) outstanding shares of Common Stock, $.01 par value per share (the "Shares"), of National Convenience Stores Incorporated (the "Company") together with the associated rights to purchase preferred stock issued pursuant to the Rights Agreement, dated as of August 31, 1995, between the Company and Boatmen's Trust Company, at $27.00 per Share, net to the seller (pre-tax) in cash, and (ii) all of the 1,349,611 outstanding Warrants to Purchase Common Stock at $9.25 per Warrant, net to the seller (pre-tax) in cash.

2. 1/50th of 1% of transaction valuation.

/ / Check box if any part of the fee is offset as provided by Rules 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Shamrock Acquisition Corp. (the "Purchaser"), a wholly owned subsidiary of Diamond Shamrock, Inc. ("Diamond Shamrock"), to purchase (i) all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of National Convenience Stores Incorporated (the "Company"), together with the associated rights to purchase preferred stock (the "Rights") issued pursuant to the Rights Agreement, dated as of August 31, 1995, between the Company and Boatmen's Trust Company, as Rights Agent, at the purchase price of $27.00 per Share (and the associated Right), and (ii) all outstanding Warrants to purchase Shares (the "Warrants") issued pursuant to the Warrant Agreement, dated as of March 9, 1993, between the Company and Boatmen's Trust Company, as Warrant Agent, at the purchase price of $9.25 per Warrant, in each case, net to the tendering securityholder (pre-tax) in cash and without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 1995 (the "Offer to Purchase"), and in the related Letters of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits
(a)(1), (a)(2) and (a)(3) hereto.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is National Convenience Stores Incorporated and the address of its principal executive offices is 100 Waugh Drive, Houston, Texas 77007.

     (b) The information set forth in "Introduction" and Section 1 ("Terms of the Offer; Extension of Tender Period; Termination; Amendments") of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 7 ("Price Ranges of Shares and Warrants; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) and (g) The information set forth in Section 11 ("Certain Information Concerning Diamond Shamrock and the Purchaser") of the Offer to Purchase and Annex I to the Offer to Purchase is incorporated herein by reference.

     (e) and (f) During the last five years, neither the Purchaser nor Diamond Shamrock, nor to the Purchaser's knowledge, any of the executive officers or directors of the Purchaser or Diamond Shamrock (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, United States federal or state securities laws or finding any violation of such law.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in "Introduction" and Section 13 ("Contacts with the Company; Background of the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) The information set forth in "Introduction," Section 8 ("Possible Effects of the Offer on the Market for Shares and Warrants; Stock Exchange Listing; Registration Under the Exchange Act") and

Section 14 ("Purpose of the Offer and the Merger; the Merger Agreement; Plans of Diamond Shamrock and the Purchaser with Respect to the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in "Introduction," Section 11 ("Certain Information Concerning Diamond Shamrock and the Purchaser") and Section 13 ("Contacts with the Company; Background of the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in "Introduction," Section 11 ("Certain Information Concerning Diamond Shamrock and the Purchaser"), Section 13 ("Contacts with the Company; Background of the Offer") and Section 14 ("Purpose of the Offer and the Merger; the Merger Agreement; Plans of Diamond Shamrock and the Purchaser with Respect to the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Introduction" and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The Purchaser is a newly formed corporation which has engaged in no activities other than in connection with the Offer and the Merger (as defined in the Offer to Purchase). Accordingly, the financial statements of the Purchaser are not material to the decision by a securityholder of the Company to sell, tender or hold securities being sought in the Offer. The information set forth in (i) Section 11 ("Certain Information Concerning Diamond Shamrock and the Purchaser") and (ii) the financial statements filed as Exhibit 13.2 to Diamond Shamrock's Annual Report on Form 10-K for the year ended December 31, 1994 (the "1994 Form 10-K"), which was filed with the Securities and Exchange Commission (the "Commission") on March 27, 1995, are incorporated herein by reference. The 1994 Form 10-K and exhibits thereto are available for inspection at the public reference facilities of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, and are also available for inspection and copying at the regional offices of the Commission located at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of the 1994 Form 10-K may also be obtained by mail, upon payment of the Commission's customary fees, from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the 1994 Form 10-K should also be available for inspection at the library of the New York Stock Exchange, Inc., 20 Broad Street, 7th Floor, New York, New York 10005.

     The incorporation herein by reference of the financial statements referred to in the preceding paragraph does not constitute an admission that such information is material to a decision by a securityholder of the Company whether to sell or hold Shares (and the associated Rights) or Warrants being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b)-(c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 8 ("Possible Effects of the Offer on the Market for Shares and Warrants; Stock Exchange Listing; Registration Under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the Offer to Purchase and the Letters of Transmittal, to the extent not otherwise set forth herein, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)      Offer to Purchase, dated November 14, 1995.
(a)(2)      Letter of Transmittal to tender Shares of Common Stock.
(a)(3)      Letter of Transmittal to tender Warrants to purchase Shares of Common Stock.
(a)(4)      Letter, dated November 14, 1995, from the Dealer Manager to brokers, dealers, commercial banks, trust companies and other nominees.
(a)(5)      Letter, dated November 14, 1995, to be sent by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(6)      Notice of Guaranteed Delivery of tenders of Shares of Common Stock.
(a)(7)      Notice of Guaranteed Delivery of tenders of Warrants to purchase Shares of Common
            Stock.
(a)(8)      IRS Guidelines to Substitute Form W-9.
(a)(9)      Press release, dated November 8, 1995.
(a)(10)     Form of summary newspaper advertisement, dated November 14, 1995.
(b)(1)      Commitment letter, dated November 2, 1995, between Bank of America National Trust and Savings Association and Diamond Shamrock.
(c)(1)      Agreement and Plan of Merger, dated November 8, 1995, by and among Diamond
            Shamrock, the Purchaser and the Company.
(d)         Not applicable.
(e)         Not applicable.
(f)         Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          SHAMROCK ACQUISITION CORP.

                                          /s/  TIMOTHY J. FRETTHOLD
                                          --------------------------------------
                                          Name: Timothy J. Fretthold
                                          Title: Vice President

                                          DIAMOND SHAMROCK, INC.

                                          /s/  TIMOTHY J. FRETTHOLD
                                          --------------------------------------
                                          Name: Timothy J. Fretthold
                                          Title: Senior Vice President

Dated: November 14, 1995

                                 EXHIBIT INDEX

EXHIBIT NO.                                      DESCRIPTION
-----------     ------------------------------------------------------------------------------
  (a)(1)        Offer to Purchase, dated November 14, 1995.
  (a)(2)        Letter of Transmittal to tender Shares of Common Stock.
  (a)(3)        Letter of Transmittal to tender Warrants to purchase Shares of Common Stock.
  (a)(4)        Letter, dated November 14, 1995, from the Dealer Manager to brokers, dealers, commercial banks, trust companies and other nominees.
  (a)(5)        Letter, dated November 14, 1995, to be sent by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
  (a)(6)        Notice of Guaranteed Delivery of tenders of Shares of Common Stock.
  (a)(7)        Notice of Guaranteed Delivery of tenders of Warrants to purchase Shares of
                Common Stock.
  (a)(8)        IRS Guidelines to Substitute Form W-9.
  (a)(9)        Press release, dated November 8, 1995.
  (a)(10)       Form of summary newspaper advertisement, dated November 14, 1995.
  (b)(1)        Commitment letter, dated November 2, 1995, between Bank of America National
                Trust and Savings Association and Diamond Shamrock.
  (c)(1)        Agreement and Plan of Merger, dated November 8, 1995, by and among Diamond
                Shamrock, the Purchaser and the Company.